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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 2

                          BETHLEHEM STEEL CORPORATION
            (Exact name of registrant as specified in its charter)


                 DELAWARE                            24-0526133
         (State of incorporation                    (IRS Employer
             or organization)                     Identification No.)

            1170 Eighth Avenue                       18016-7699
         Bethlehem, Pennsylvania                     (Zip Code)
(address of principal executive offices)


Securities to be registered pursuant to Section 12(b) of the Act:


      Title of each Class              Name of each exchange on which
      to be so registered              each class is to be registered
      -------------------              ------------------------------

   Preference Stock Purchase            New York Stock Exchange, Inc.
   Rights (Pursuant to Rights           Chicago Stock Exchange, Inc.
   Agreement dated as of July 29,
   1998 and amended as of
   March 17, 1999 and December 30,
   1999)


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates:

     .......N/A.........(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
                               (Title of Class)

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          This Registration Statement on Form 8-A/A amends and restates the
Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the "Commission") by Bethlehem Steel Corporation (the "Company") on July 29, 1988 and the Registration Statement on Form 8-A/A filed with the Commission by the Company on March 19, 1999, each relating to the rights distributed to the stockholders of the Company (the "Rights") in connection with the Rights Agreement (the "Rights Agreement"), dated as of July 29, 1998, as amended by Amendment No. 1 thereto ("Amendment No. 1") dated as of March 17, 1999, between the Company and First Chicago Trust Company of New York (the "Rights Agent"), as Rights Agent. On December 30, 1999, the Company and the Rights Agent entered into Amendment No. 2 to Rights Agreement ("Amendment No. 2"). The Rights Agreement, Amendment No. 1 and the Amendment No. 2 are incorporated herein by reference to Exhibits 1, 2 and 3, respectively.


Item 1.  Description of Registrant's Securities to be Registered.
         --------------------------------------------------------

          On July 29, 1998, the board of directors of the Company (the "Board of Directors") declared a dividend distribution of one Right on each of the Company's outstanding shares of common stock, par value $1.00 per share, of the Company ("Common Stock") to holders of record of Common Stock at the close of business on October 18, 1998. One Right will also be distributed for each share of Common Stock issued after October 18, 1998, until the Distribution Date (as described in the next paragraph). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of a series of the Company's preference stock designated as Series A Junior Participating Preference Stock ("Preference Stock") at a price of $60 per one one-hundredth of a share (the "Purchase Price") (subject to adjustment). The description and terms of the Rights are set forth in the Rights Agreement.

          Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following the date of a public announcement (the "Stock Acquisition Date") that a person or group of affiliated or associated persons (an "Acquiring Person") (A) acquires beneficial ownership of 15% or more of the outstanding shares of Common Stock, other than as a result of repurchases of stock by the Company or certain actions by institutional or certain other stockholders, (B) files a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with a purchase of Common Stock (an "HSR Notice") and is or becomes the beneficial owner of 5% or more of the outstanding shares of Common Stock, other than as a result of repurchases of stock by the Company, or (C) holds 5% of the outstanding shares of Common Stock as of December 30, 1999 and thereafter files an HSR Notice and becomes the beneficial owner of an additional 1% or more of the outstanding shares of Common Stock, other than as a result of repurchases of stock by the Company, or (ii) 10 business days (or such later date as the Board of Directors shall determine prior to any person becoming an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

          Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preference Stock will be issued.

          The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on October 18, 2008, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.


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                                                                             2


          In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which at least a majority of the members of the Board of Directors who are not officers of the Company and who are not representatives, nominees, Affiliates or Associates of an Acquiring Person determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

          For example, at a Purchase Price of $60, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $120 worth of Common Stock (or other consideration, as noted above) for $60. Assuming that the Common Stock had a per share value of $15 at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $60.

          In the event that, on or at any time after a Stock Acquisition Date,
(i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the assets, cash flow or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred, each holder of a Right (except as noted below) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (determined as provided in the Rights Agreement) of two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

          At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preference Stock (or of a share of a class or series of the Company's preference stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

          At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a redemption price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

          Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period


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                                                                             3


under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

          The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its stockholders. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

          The foregoing discussion does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, Amendment No. 1 and Amendment No. 2.


Item 2.  Exhibits.
         ---------

               1. Rights Agreement, dated as of July 29, 1998, between Bethlehem Steel Corporation and First Chicago Trust Company of New York, as Rights Agent, including the form of Rights Certificate as Exhibit A and the Summary of Rights to Purchase Preference Stock as Exhibit B (incorporated herein by reference to Exhibit 4 to the Company's Current Report on Form 8-K dated July 29, 1998, Commission File No. 1-1941). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).

               2. Amendment No. 1 to Rights Agreement dated as of March 17, 1999, between the Company and First Chicago Trust Company of New York (incorporated herein by reference to Exhibit 2 to the Company's Registration Statement on Form 8-A/A dated March 19, 1999, Commission File No. 1-1941).

              *3. Amendment No. 2 to Rights Agreement dated as of December 30, 1999, between the Company and First Chicago Trust Company of New York.


---------------------
*  Filed Herewith


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                                                                             4


                                   SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 30, 1999


                                        BETHLEHEM STEEL CORPORATION,

                                        By:  /s/ G. L. Millenbruch
                                             --------------------------
                                             Name:  G. L. Millenbruch
                                             Title: Vice Chairman & CFO


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                                                                             5


                               INDEX OF EXHIBITS


Exhibit
Number                            Description
------                            -----------

1. Rights Agreement, dated as of July 29, 1998, between Bethlehem Steel Corporation and First Chicago Trust Company of New York, as Rights Agent, including the form of Rights Certificate as Exhibit A and the Summary of Rights to Purchase Preference Stock as Exhibit B (incorporated herein by reference to Exhibit 4 to the Company's Current Report on Form 8-K dated July 29, 1998, Commission File
           No. 1-1941). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).

2. Amendment No. 1 to Rights Agreement dated as of March 17, 1999, between the Company and First Chicago Trust Company of New York (incorporated herein by reference to Exhibit 2 to the Company's Registration Statement on Form 8-A/A dated March 19, 1999, Commission File No. 1-1941).

3. Amendment No. 2 to Rights Agreement dated as of December 30, 1999, between the Company and First Chicago Trust Company of New York.